Airport Corporate Center, One Corporate Drive, Suite 101, Bohemia, New York 11716 (888) 542-8890

May 20, 2008

U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Cadre Institutional Investors Trust.
1940 Act File No. 811-09064
Fidelity Bond

Ladies and Gentlemen:

On behalf of the above mentioned Registrant, we enclose, pursuant to Rule 17g-1(g)(1) of the Investment Company Act of 1940 (the “Act”), as amended, the following:

1.
A copy of Endorsement No. 4 (the “Endorsement”) to the Investment Company Blanket Bond Number 81470595 in the amount of $1,000,000 issued by the Chubb Group of Insurance Companies (the “Bond”). The Endorsement renews the coverage of the Registrant under the Bond from June 1, 2008 to September 30, 2008; and

2.
A copy of the resolution approved by a majority of the Board of Trustees of Registrant, including a majority of the Board of Trustees that are not “interested persons” of the Registrant, as defined in the Act, approving the amount and form of the Bond under the Endorsement, which resolution was approved in person on May 7, 2008.

The original term of the Bond was April 1, 2007 to June 1, 2008 and the Bond was previously filed by the Registrant in EDGAR on June 6, 2007. The Endorsement was delivered by the underwriter on May 15, 2008. The additional premium for the extended coverage under the Bond resulting from the Endorsement is scheduled to be paid on May 21, 2008.

Sincerely,

/s/ Debra J. Goodnight

Debra J. Goodnight
Treasurer

Enclosures

VIGILANT INSURANCE COMPANY

Endorsement No.: 4

Bond Number: 81470595

NAME OF ASSURED: CADRE INSTITUTIONAL INVESTORS TRUST

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD:	from 12:01 a.m. on	June 1, 2008
	to 12:01 a.m. on	September 30, 2008

This Endorsement applies to loss discovered after 12:01 a.m. on June 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 15, 2008

ICAP Bond
Form 17-02-5032 (Ed. 11-02)

Board of Trustees Cadre Institutional Investors Trust May 7, 2008 Page 1 of 1	CIIT – Item No. 4

PROPOSED RESOLUTIONS:
APPROVE RENEWAL OF DIRECTORS & OFFICERS LIABILITY POLICY
AND FIDELITY BOND

RESOLVED, that the Board, including a majority of Independent Trustees, hereby approves the renewal of the directors and officers/professional liability insurance policy issued to the Trust by Chubb Insurance (the “D&O Policy”), providing coverage of $2 million, and has determined that the Trust’s participation in the D&O Policy is in the best interest of the Trust; and further

RESOLVED, that payment by the Trust of the premium of $10,770 for the renewal term of D&O Policy expiring September 30, 2008, including a risk management fee payable to Frank Crystal & Company for services rendered as broker in connection with the renewal of the D&O Policy, is fair and reasonable and such payment be, and hereby is, approved; and further

RESOLVED, that the Board, including a majority of Independent Trustees, hereby determines that the fidelity bond issued by Chubb Insurance (the “Fidelity Bond”), providing fidelity coverage of $1 million is reasonable in form and amount, after having given due consideration to all factors deemed relevant, including, but not limited to, the value of aggregate assets of the Trust to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities held in the Trust’s portfolios; and further

RESOLVED, that the Board hereby approves the renewal of the Fidelity Bond and payment by the Trust of a premium of $1,328 for the renewal term of the Fidelity Bond expiring September 30, 2008 including a risk management fee payable to Frank Crystal & Company for services rendered as broker in connection with the renewal of the Fidelity Bond; and further

RESOLVED, that Debra Goodnight, the Treasurer of the Trust, or Daniel Hess, the Assistant Treasurer of the Trust, is hereby designated as the person to make all filings with the SEC and to give all notices on behalf of the Trust that may be required by Rule 17g-1 under the 1940 Act.